Form 3
United States Securities and Exchange Commission, Washington, DC 20549

Initial Statement of Beneficial Ownership of Securities

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Robert Guezuraga
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
3/15/01

5. Relationship of Reporting Person(s) to Issuer:
Director

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned


None


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Options
Conversion or Exercise Price of Derivative Security: $20.375
Date Exercisable: 3/15/02
Expiration Date: 3/15/11
Title of Underlying Securities: Common Stock
Amount or Number of Shares: 20,000
Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a


Explanation of Responses:
Mr. Guezuraga was elected as a Director of DDi Corp. on March 15, 2001 and awarded 20,000 options effective that date.



Signature of Reporting Person: Robert Guezuraga
Date: 05/02/01




Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure Potential persons who are to respond to the collection
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